

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 23, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Ian Cook
President and Chief Executive Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY 10022

> **RE: Form 10-K for the year ended December 31, 2009**
> **File No. 001-00644**

Dear Mr. Cook:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>Cover Page</u>

1. We note the disclosure on the cover page regarding your common stock that is registered under Section 12(b) of the Exchange Act. However, it also appears you registered 4.75% Notes due 2014 under Section 12(b). In this regard, we note your Form 8-A filed on June 8, 2007. Please advise or revise accordingly in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates, page 33

2. Your disclosure on page 36 indicates that you amended your Supplemental Salaried
    Employees' Retirement Plan on February 25, 2010. Please show us how you will
    revise your future filings to more clearly disclose the expected impact to your benefit
    obligation liabilities and your expected future benefit payments as a result of this plan
    amendment.

Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 36

3. We note your description of the definition of internal control over financial reporting.
    The description appears to be based on the definition of internal control over financial
    reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As
    described, however, the description does not fully conform to the definition set forth
    in those rules given that it does not indicate that your internal control over financial
    reporting is effected by your board of directors, management, and other personnel,
    and includes those policies and procedures as described in subparts (1), (2), and (3) of
    the above-referenced rules. Please confirm, if true, that your management's
    conclusion regarding effectiveness is based on the full definition of internal control
    over financial reporting set forth in the applicable rules and revise your disclosure
    accordingly in future filings. Alternatively, you may simply state, if true, that your
    management concluded on the applicable dates that your internal control over
    financial reporting was effective.

Consolidated Financial Statements

General

4. Please show us how you will revise your financial statements in future filings to
    address the following:
    *   Disclose separately on the face of your consolidated financial statements, the
        amounts of consolidated comprehensive income and comprehensive income
        attributable to noncontrolling interests. Your current disclosures on pages 46 and
        47 only disclose the amount of comprehensive income attributable to Colgate-
        Palmolive. Refer to FASB ASC 810-10-50-1A as well as 810-10-55-4K and 4L;
    *   Revise your statement of cash flows so that it starts with net income including
        non-controlling interests; and

- Please revise your filing throughout so that all references to "net income" show the amount for net income including noncontrolling interests or retitle each caption to more accurately describe the amount shown. For example, on pages 44, 80 and 95 the amounts you have labeled as "net income" could be titled "net income attributable to Colgate-Palmolive".

FORM 8-K FILED JANUARY 28, 2010

5. Your income statement reconciliations from GAAP to GAAP Excluding Restructuring for the three months ended December 31, 2009 and 2008 and the years ended December 31, 2009 and 2008 appear to constitute full non-GAAP income statements. Please show us how you will revise your future Form 8-K filings to provide relevant information to investors without providing full non-GAAP income statements. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Ian Cook
Colgate-Palmolive Company
March 23, 2010
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief